Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
August 30, 2007
Mr. Kevin Stertzel/Ms. Jennifer Goeken
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

RE:	Goldcorp Inc.
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 001-12970
Dear Mr. Stertzel/Ms. Goeken:
Please accept this request for an extension to respond to your comment letter of July 20th, 2007.
We are currently consulting with our auditors in order to ensure the completeness of our responses to these comments. However, additional time is required to coordinate this effort due to limited availability of resources as a result of travel/vacation schedules. Therefore, we would propose to provide our written response to you on or before September 14th, 2007.
Should you have further questions, please address your letter to the undersigned.
Yours truly,
GOLDCORP INC.
/s/ Lindsay Hall
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Glenn Ives Deloitte & Touche LLP

Mark Bennett Cassels Brock & Blackwell LLP

Gil Cornblum Dorsey & Whitney LLP